September 12, 2011
Via EDGAR and by Facsimile
Mr. Joseph Cascarano
Staff Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
United States of America

Re:	Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2010 (File No. 001-15028)
Dear Mr. Cascarano:
China Unicom (Hong Kong) Limited (the “Company”) has received the comment letter from the staff of the Division of Corporation Finance, dated September 8, 2011 (the “Comment Letter”), relating to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2010 (the “Form 20-F”), which was filed with the Securities and Exchange Commission (the “SEC”) on May 26, 2011. The Company wishes to thank you and the other members of the SEC staff for taking the time to review the Form 20-F and for providing us with your helpful comments.
The Company notes that the SEC staff has requested that the Company respond to the comments within 10 business days from the date of the Comment Letter. The Company has carefully reviewed and considered the comments, and is in the process of preparing responses to these comments. The Company, however, believes that it will not be in a position to respond to all of the SEC staff’s comments within 10 business days from September 8, 2011, given that there is public holiday period in Beijing and Hong Kong for Mid-Autumn Festival from September 10th (Saturday) to 13th (Tuesday). The Company thus respectfully requests to extend the response period for six business days to September 30, 2011. The Company would be grateful if the staff could accommodate this request.

Mr. Joseph Cascarano	-2-

Thank you again for your time. Please contact the undersigned (tel: +852 2121-3220; fax: +852 2121 3232; email: karrychu@chinaunicom.com.hk), or Ms. Chun Wei of Sullivan & Cromwell LLP (tel: 852-2826-8666; fax: +852 2522-2280; email: weic@sullcrom.com), with any questions you may have.

Sincerely,
/s/ CHU Ka Yee
CHU Ka Yee Company Secretary

cc:	Messrs. Larry Spirgel Robert S. Littlepage
(Securities and Exchange Commission)

Messrs. Chang Xiaobing Li Fushen
(China Unicom (Hong Kong) Limited)

Ms. Chun Wei (Sullivan & Cromwell LLP)

Mr. Elton Yeung Ms. Brenda Tam (PricewaterhouseCoopers)

CHINA UNICOM (HONG KONG) LIMITED
75th Floor, The Center, 99 Queen’s Road Central, Hong Kong
Tel: (852) 2126 2018       Fax: (852) 2126 2016       Website: www.chinaunicom.com.hk